Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Eloqua Corporation	Canada
Eloqua International Services, Inc.	Delaware
Eloqua Singapore Pte. Ltd.	Singapore
Eloqua (UK) Limited	United Kingdom